SelectOne^{SM} Bond



TRAVELERS
SUITE 2200
200 NORTH LASALLE STREET
CHICAGO, IL 60601

10/23/2015

LOCKTON COMPANIES LLC
Pat McChrystal
500 WEST MONROE ST STE 3400
CHICAGO, IL 60661

Binder

Bond Policy Number:	51M4484A	**Prior Bond Number:**	ZBN-15R2765A-14-N2

We are pleased to offer the following Binder for Investment Company Blanket Bond coverages.

Insured:	Monroe Capital, LLC Chicago, IL 60606
Company:	St. Paul Fire & Marine Insurance Company
Term:	10/25/2015 to 10/25/2016
Commission:	15.0%

Bond Premium Payable [Pre-Paid]: $8,773

Bill Type:	Agency Bill		
Payment Type:	Lump Sum / Full Pay		1 installments

Insuring Agreements	--- Single Loss --- Limit of Liability	---- Single Loss ---- Deductible Amount
All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.		
☑ **(A) Fidelity**	$2,500,000	$100,000
☐ Data Processing Organizations		
☐ Partners		
☑ **(B)Audit Expense**	$100,000	$0
☑ **(C)Premises**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☑ **(D)Transit**	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☑ **(E) Forgery or Alteration**	$2,500,000	$100,000

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Insuring Agreements

All insuring agreements are shown. A checked checkbox indicates an agreement that was selected by the insured.

Insuring Agreements	--- Single Loss --- Limit of Liability	---- Single Loss ---- Deductible Amount
☑ (F) Securities	$2,500,000	$100,000
☑ (G) Counterfeit Currency	*Same As Insuring Agreement A*	*Same As Insuring Agreement A*
☑ (H) Stop Payment	$100,000	$5,000
☑ (I) Uncollectible Items of Deposit	$100,000	$25,000
☑ Computer Systems	$2,500,000	*Same As Insuring Agreement A*
☑ Voice Initiated Transactions	$2,500,000	$100,000
☑ Telefacsimile	$2,500,000	$100,000
☑ Unauthorized Signature	$2,500,000	$100,000
☐ Registered Representatives		
☐ Extortion -- Threats to Persons and Property		

Endorsements

Form #	Form Title
ICB001	Investment Company Blanket Bond Declarations Page
ICB005	Investment Company Blanket Bond Form
ICB010	Named Insured Endorsement
ICB011	Computer Systems
ICB012	Unauthorized Signature
ICB013	Telefacsimile Coverage
ICB014	Voice Initiated Transactions
ICB016	Definition of Investment Company
ICB025	Amend General Agreement A - Newly Created Investment Companies
ICB026	Add Exclusions N&O (Mandatory)
ICB027	Joint Loss Payee Rider

Proposal Subjectivities - For Investment Company Blanket Bond

SelectOne℠ Bond



☑ A Travelers Investment Company Blanket Bond Application, (ICB003) that must be properly completed, signed and dated on or before the effective date of coverage.

Thank you for considering the Travelers for your client's specialty insurance coverages. Please call if you have any questions regarding the terms and conditions offered here.

Hannah Tindal
Account Exec Officer Bond & SI

Telephone: 312/458-6663
Facsimile:
E-mail Address: HTINDAL@travelers.com

IMPORTANT NOTICE REGARDING COMPENSATION DISCLOSURE

For information about how Travelers compensates independent agents, brokers, or other insurance producers, please visit this website:

http://www.travelers.com/w3c/legal/Producer_Compensation_Disclosure.html

If you prefer, you can call the following toll-free number: 1-866-904-8348. Or you can write to us at Travelers, Enterprise Development, One Tower Square, Hartford, CT 06183